January 10, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Mr. Edward P. Bartz

100 F Street, N.E.

Washington, D.C. 20549

Re:	Owl Rock Capital Corporation II
Registration Statement on Form N-2 (File No. 333-213716)
Filed on January 21, 2016 and Amended on June 8, 2016,
September 20, 2016 and November 23, 2016

Dear Mr. Bartz:

On behalf of Owl Rock Capital Corporation II (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company via telephone on December 6, 2016, regarding the Company’s Registration Statement on Form N-2 (File No. 333-213716)(the “Registration Statement”), and the prospectus contained therein (the “Prospectus”), that initially was submitted on a confidential basis to the SEC on January 21, 2016 and amended on June 8, 2016, September 20, 2016 and November 23, 2016. The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses. The revisions to the Prospectus referenced in the below responses are set forth in Amendment No. 2 to the Registration Statement, filed with the SEC concurrently herewith. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Prospectus.

PROSPECTUS

Financial Statements

1.	Page F-6. In the second paragraph of Note 3, please confirm that the amounts paid under the Administration Agreement will be included in future filings in accordance with ASC 850-10-50-1.

Mr. Edward P. Bartz

U.S. Securities and Exchange Commission

January 10, 2017

Response: The Company hereby confirms that amounts paid under the Administration Agreement will be included in future filings in accordance with ASC 850-10-50-1.

2.	Page F-10. In Note 4, please confirm if there is a purchase commitment that is over the minimum capital raise that would require the company to record a liability to the adviser pursuant to FASB ASC450.

Response: The Company notes the minimum offering requirement has not been satisfied as of the date of the issuance of the financial statements, therefore no such costs have been recorded by the Company.

3.	Page F-10. In Note 6, please confirm when the receivable is expected to settle.

Response: The Company respectfully refers the Staff to Note 6 which notes the Company received $900 in cash from the Adviser on November 17, 2016.

Misc.

1.	Please file the opinion of legal counsel as an exhibit to the next pre-effective amendment to the Registration Statement.

Response: The Company has filed the opinion of legal counsel as Exhibit L to Amendment No. 2 to the Registration Statement.

2.	Please provide the Staff with the Company’s analysis regarding whether the Company believes that there is an issue regarding integration of the proposed initial public offering of shares of the Company’s common stock (“IPO”) and the potential private placement of shares to insiders as stated in the Prospectus.

Response: In accordance with the interpretive guidance provided by the SEC in Release No. 33-8828 (the “Release”), as supplemented by Question 139.25 of the Commission’s Compliance and Disclosure Interpretations—Securities Act Sections (the “CDI”), the Company believes that the private placement of the Company’s common stock (the “Private Placement”) to certain participating directors or officers (the “Participants”) immediately prior to or concurrent with the Company’s IPO should not be integrated into its IPO based on the analysis below.

As stated in the CD&I, the SEC’s guidance emphasizes “how the investors in the private offering are solicited – whether by the registration statement or through some other means that would not otherwise foreclose the availability of the Section 4(2) exemption.” Section 4(a)(2) of the Securities Act is not available to Participants who become interested in the private placement solely by means of the Registration Statement. If, however, Participants “become interested in the private placement through some means other than the registration statement – for example, there is a substantive, pre-existing

Mr. Edward P. Bartz

U.S. Securities and Exchange Commission

January 10, 2017

relationship between the investors and the company – then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption.” In the present case, all Participants are and have been a director or officer of the Company, Owl Rock Capital Advisors LLC and their affiliates and they are investing in the Company because of a “substantive, pre-existing relationship” with the Company and the filing of the Registration Statement did not serve as a general solicitation. As a result, the Company believes that there has not been any integration of the private placement with the IPO and the exemption for the private placement in Section 4(a)(2) of the Securities Act is still available.

Further, the Company’s belief that there has not been any integration of the private placement with the IPO is consistent with a long-standing unpublished SEC staff position known as the “Macy’s position.” In the Macy’s position, the SEC staff recognized that management did not need the protection of registration and would not be the object of general solicitation. Under the Macy’s position, members of management are permitted to participate in a private offering notwithstanding the pendency of a registration statement without running the risk of raising an issue regarding integration.

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Do not hesitate to contact me at (202) 383-0218 or Lisa A. Morgan at (202) 383-0523 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus